Exhibit 4.7

Form 51-102F3

Material Change Report

Item 1.	Name & Address of Company

Boyd Group Services Inc.

1745 Ellice Avenue, Unit C1

Winnipeg, Manitoba

R3H 1A6

Item 2.	Date of Material Change

February 26, 2025

Item 3.	News Release

News release was issued on February 26, 2025 via Canada Newswire

Item 4.	Summary of Material Change

Boyd announced the launch of its latest five-year goal designed to drive growth and enhance profitability through 2029.

Item 5.	Full Description of Material Change

Winnipeg, Manitoba – February 26, 2025 – Boyd Group Services Inc. (TSX: BYD.TO) (“BGSI”, “the Boyd Group”, “Boyd” or “the Company”), a leading player in the North American collision and retail glass industry, today announced the launch of its latest five-year goal designed to drive growth and enhance profitability through 2029. The Company will host a conference call on February 26, 2025, at 5:30pm EST to discuss the plan in detail.

Key Highlights of Boyd’s Five-Year Goal:

•	Grow revenue to $5B in 2029

•	Double Adjusted EBITDA(1) to $700M between 2024-2029 (based on Q3/2024 TTM results)

•	Expand market share and retain a leadership position in all markets served

•	Achieve top-tier profitability in the North American collision industry

(1)Adjusted EBITDA and Adjusted EBITDA margins are non-GAAP financial measures and are not standardized financial measures under the International Reporting Standards and may not be comparable to similar financial measures disclosed by other issuers. For additional details, please see Non-GAAP Financial Measures and Ratios in Boyd’s MD&A filing (dated November 5, 2024) for the period ended September 30, 2024

“As I prepare for my retirement in May and with Brian’s appointment as CEO, it is the ideal time for Boyd to unveil its new five-year goal,” said Tim O’Day, Chief Executive Officer of the Boyd Group. “Building on the significant growth Boyd has experienced to date; this plan delivers continued double-digit percentage revenue growth and accelerated profitability. I am confident in Brian and the team’s ability to execute this plan and capitalize on the significant opportunities in our highly fragmented market.”

“I am excited to lead Boyd into this next phase of growth,” added Brian Kaner, President & Chief Operating Officer and incoming CEO. “Our new five-year goal is focused on expanding our market share along with Adjusted EBITDA(1) margins as we continue to consolidate the North American collision industry. We will achieve this goal through continued execution of our accretive growth strategy, driving revenue to $5B and delivering double digit annual revenue growth. Our top line growth will be augmented through the implementation of a company-wide cost optimization initiative, focused on enhancing profitability and returns across the organization. Through this initiative, we expect to achieve $100M in recurring annual cost savings, setting us on a path to double Adjusted EBITDA(1) to $700M by 2029. We are confident that as we execute this plan, we will further solidify Boyd’s leading position in the North American collision market and drive strong returns for our shareholders.”

Key Strategic Initiatives:

•

Expand Market Share and Retain a Leadership Position in All Markets Served: Boyd’s $5B revenue goal for 2029 will be driven by a combination of same-store sales growth and new shop expansion. This expansion encompasses single shop acquisitions, brownfield and greenfield start-ups and small multi-location acquisitions, all focused on attaining a #1 or #2 market position in each market served. Leveraging its strong free cash flow generation and solid balance sheet, the Company is well positioned to fund this growth with an estimated $1.5B in cash available for growth through the plan period. Boyd will also continue to be a strategic buyer of larger multi-location acquisitions and if successful, these acquisitions would be incremental to the Company’s revenue growth goals.

•

Achieve Top-Tier Profitability in The North American Collision Industry: The Company is accelerating its focus on operational excellence and profitability with “Project 360”, a company-wide transformation initiative launched in Q4 2024 in partnership with a leading global consulting firm. Project 360 is designed to expand margins as Boyd scales its business and grows its market share. Key areas of focus include optimizing the store operating model to improve profitability as volumes scale, enhancing parts and indirect procurement to drive cost efficiencies and leveraging technology to streamline operations and improve scalability. Project 360 is projected to generate $100M in recurring annual cost savings and position Boyd to grow Adjusted EBITDA(1) by a 15% annual CAGR over the next five years. Upfront investment and transition costs related to Project 360 are projected to be between $20-$23M over the coming quarters.

2029 Financial Targets:

•	Revenue: $5 billion

•	Adjusted EBITDA(1): $700 million

•	Adjusted EBITDA Margin(1): 14%

•	Net Debt to Adjusted EBITDA (Pre-IFRS): 2.0-2.5x(1) (2) (3)

•	Net Debt to Adjusted EBITDA (Post-IFRS): 3.0-3.5x(1)(2)(3)

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

This report is being filed on a non-confidential basis.

Item 7.	Omitted Information

No information has been omitted from this report.

Item 8.	Executive Officer Contacts

For further information, please contact: Tim O’Day at (847) 410-6002 or Jeff Murray at (204) 594-1773. Inquiries are also encouraged via e-mail at tim.oday@boydgroup.com or jeff.murray@boydgroup.com.

Item 9.	Date of Report

February 27, 2025

(1)Adjusted EBITDA and Adjusted EBITDA margins are non-GAAP financial measures and are not standardized financial measures under the International Reporting Standards and may not be comparable to similar financial measures disclosed by other issuers. For additional details, please see Non-GAAP Financial Measures and Ratios in Boyd’s MD&A filing (dated November 5, 2024) for the period ended September 30, 2024

(2) Net debt / Adjusted EBITDA on a pre- and post-IFRS 16 basis

(3) Could exceed on a temporary basis for scaled MSO acquisitions at the right economics